FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following regulated information, disseminated pursuant to DTR 6.3.5, comprises the Notice of Annual General Meeting for 2016, which was sent to shareholders of HSBC Holdings plc on 18 March 2016. A copy of the
Notice of Annual General Meeting is available at www.hsbc.com/agm.

HSBC Holdings plc

Notice of Annual General Meeting at 11.00am on Friday, 22 April 2016

Queen Elizabeth II Conference Centre
Broad Sanctuary, London SW1P 3EE

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc (the "Company") you should at once forward this document and all accompanying documents to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of the Company trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

A Chinese translation of this Notice of Annual General Meeting is available at www.hsbc.com. Alternatively,   the Chinese translation of this and future documents may be obtained by contacting the Company's registrar (see page 25).

Contents

1.    Chairman's letter                                                                                                                                                                                             1

2.    Notice of Annual General Meeting                                                                                                                                                             6

3.    Explanatory notes                                                                                                                                                                                        10

4.    Information about the 2016 Annual General Meeting                                                                                                                            21

5.    General                                                                                                                                                                                                           25

6.    Appendices                                                                                                                                                                                                   26

7.     How to send us a question you would like to have addressed at the
Annual General Meeting	31

18 March 2016

Dear Shareholder

I am pleased to invite you to the HSBC Holdings plc 2016 Annual General Meeting ("AGM") starting at 11.00am on Friday, 22 April.

Our AGM will again be held at the Queen Elizabeth II Conference Centre in central London. This is a venue which can be easily reached by public transport. We would like to welcome you in person at the meeting but if you are unable to attend, you may choose to watch the meeting via a webcast which you will be able to access through www.hsbc.com/agmwebcast.

Notice of the AGM and particulars of the business to be considered are enclosed with this letter. We look forward to updating you on the Group's progress over the past year and on our priorities for the next 12 months, as well as commenting on recent events.

There are a number of important items of business at this year's AGM and I recommend that you read the notice together with the attached explanatory notes. I would like to highlight the following items for you:

Annual Report and Accounts
The first items of business concern our Annual Report & Accounts for the year ended 31 December 2015
("Annual Report & Accounts") and the 2015 Directors' Remuneration Report.

You will see that the Strategic Report and Annual Report & Accounts look different from previous years. Our aim is to provide you with a clear and accessible overview of our performance in 2015 and how we aim to create long term, sustainable value for our shareholders. We hope that you like the changes we have made and would welcome your feedback.

Remuneration policy
In 2014, we were grateful for your endorsement of our remuneration policy, which was designed to be in force through to the AGM of 2017. The 2015 Directors' Remuneration Report, which you will be invited to approve, comprises a report by the Group Remuneration Committee on its implementation of that remuneration policy during 2015, showing how much we paid our Directors and why. As we foreshadowed last year, new regulatory requirements now necessitate revisions to our remuneration policy. Accordingly, at this year's AGM, as set out in the Directors' Remuneration Report on page 285 of the Annual Report & Accounts, the Group Remuneration Committee is recommending changes to this policy to reflect new regulatory developments regarding remuneration for Directors.

Directors
We have made further changes to the Board this year to take into account the retirement of some of your longest serving Directors and to add directors with complementary skills and experience. After nearly eight years on the Board, Safra Catz retired at the end of 2015. Your two longest serving non-executive Directors, Rona Fairhead and Sir Simon Robertson will retire at the conclusion of this AGM. Each of them made important contributions to the Group, not least during the global financial crisis, for which the Board is extremely grateful. Their aggregate expertise and experience have been invaluable to HSBC and they will be sorely missed.

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

Since last year's AGM, the Board has welcomed Irene Lee, Pauline van der Meer Mohr, Paul Walsh and Henri de Castries as non-executive Directors on 1 July 2015, 1 September 2015, 1 January 2016 and 1 March 2016 respectively. They stand for election for the first time at this year's AGM. Your Board believes that these appointments bring substantial relevant experience and expertise to the Board and we are grateful for the contributions that they are already making. As is our normal practice, all other Directors will stand for re-election. The biographical details of each of the Directors can be found on pages 12 to 17. On behalf of the Board, I wholeheartedly recommend the election and re-election of the Directors not retiring at this meeting.

As at the conclusion of this year's AGM, subject to the re-election recommended above, your Board will comprise a full time Chairman, three executive Directors and 14 independent non-executive Directors, 12 of whom have been appointed in the last five years.

The Nomination Committee has now turned its attention to formulating a succession plan for my own role as Group Chairman so that the incoming Group Chairman can lead the process for selecting the next Group Chief Executive in due course. This search process has now commenced and will be led by the Chairman of the Nomination Committee together with the Senior Independent non-executive Director. The Board aims to nominate my successor during 2017 but the exact timing is clearly dependent upon identifying and securing the appropriate candidate. My own commitment is to remain as long as necessary to ensure a smooth transition.

External auditor
PricewaterhouseCoopers LLP ("PwC") was appointed as external auditor for the financial year beginning 1 January 2015. They have made a positive contribution in their new role. We are asking you to approve their  re-appointment  as  auditor  of  the  Company  and  to  authorise  the  Group  Audit  Committee to determine their remuneration.

Authority to allot shares and contingent convertible securities
As in 2015, we will be seeking a general authority from you for the Directors to allot shares both on a pre-emptive and non-pre-emptive basis. We are asking for our existing authority to offer a scrip dividend alternative to be renewed for a further three-year period until 2019, in line with UK guidance. We also seek a renewal of shareholder authority to make market purchases of up to 10 per cent of our own shares.

All of these resolutions satisfy stock exchange listing rules and relevant guidelines in both the UK and Hong Kong.

Although we have no immediate plans to purchase ordinary shares, as we execute our strategy, it makes sense to constantly review the capital we hold.The authority to make market purchases, if approved by shareholders, will give us the flexibility to take action if we feel it is in the interests of the Company and our shareholders to do so. We remain committed to maintaining a strong capital base.

In addition to the general allotment authorities referred to above, we will again seek shareholder approval for the Directors to create and issue contingent convertible securities that automatically convert into, or are exchanged for, ordinary shares in HSBC in prescribed circumstances. Our ability to issue these securities enables HSBC to manage its capital requirements in the most efficient and economical way for shareholders. Further details are set out on pages 19 and 20 and in Appendix 1.

General meetings
As in previous years, we will seek authority for general meetings (other than the annual general meetings) to be called by giving a minimum of 14 clear days' notice. This would not be used as a matter of routine, but it provides flexibility where the Board considers it to be to the advantage of shareholders to shorten the notice period to 14 clear days.

Your Board considers that the proposals set out in this notice of the AGM are in the best interests of the Company and its share holders and recommend that you vote in favour of all resolutions. TheDirectors intend to do so in respect of their own beneficial holdings, except in relation to Resolution 3 regarding the Remuneration Policy, where the Directors will not vote.

A form of proxy is enclosed or can be accessed at www.hsbc.com/proxy. Whether or not you are able to attend the AGM, Iencourage you to complete and submit a form of proxy. Appointing a proxy will not prevent you from attending the AGM and votingin person, should you subsequently be able to attend.

On behalf of your Board, I would like to take this opportunity to thank you for your ongoing support of HSBC.

Yours sincerely

Douglas Flint
Group Chairman

HSBC Holdings plc

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of HSBC Holdings plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 11.00am on Friday, 22 April 2016 to
consider and, if thought fit, pass the resolutions below. Resolutions 1 to 7 and 9, 11 and 13 will be proposed as ordinary resolutions. Resolutions 8, 10, 12 and 14 will be proposed as special resolutions:

1.      Annual Report and Accounts*
To receive the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2015.

2.      Directors' Remuneration Report*
To approve the Directors' Remuneration Report set out on pages 285 to 321 of the Annual Report and Accounts for the year ended 31 December 2015, excluding the Directors' Remuneration Policy set out on pages 288 to 301.

3.      Directors' Remuneration Policy*
To approve the Directors' Remuneration Policy set out on pages 288 to 301 of the Directors' Remuneration Report contained within the Annual Report and Accounts for the year ended 31 December 2015.

4.      Election and re-election of Directors*
To elect by separate resolutions each of:

(a)     Henri de Castries;                (c)     Pauline van der Meer Mohr; and

(b)     Irene Lee;                              (d)     Paul Walsh.
To re-elect by separate resolutions each of:
(e)     Phillip Ameen;                       (l)      Sam Laidlaw;

(f)      Kathleen Casey;                   (m)    John Lipsky;

(g)     Laura Cha;                             (n)     Rachel Lomax;

(h)     Lord Evans of Weardale;    (o)     Iain Mackay;

(i)      Joachim Faber;                      (p)     Heidi Miller;

(j)      Douglas Flint;                        (q)     Marc Moses; and

(k)     Stuart Gulliver;                        (r)     Jonathan Symonds.

5.      Re-appointment of Auditor*
To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company.

6.      Remuneration of Auditor*
To authorise the Group Audit Committee to determine the remuneration of the Auditor.

7.      Authority to allot shares*
THAT the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company:

(a)
up to an aggregate nominal amount of US$1,970,797,386 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (b) or (c) of this resolution so that in total no more than US$3,284,662,309 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,569,324,618 can be allotted under paragraphs (a), (b) and (c)), such authority to include the allotment of ordinary shares and rights to subscribe for, or to convert any security into, ordinary shares pursuant to the terms of any share plan for employees of the Company or any of its subsidiary undertakings; and

(b)
up to an aggregate nominal amount of US$3,284,662,309 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (c) of this resolution  so that in total no more than US$3,284,662,309 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,569,324,618 can be allotted under paragraphs (a), (b) and (c)) in connection with:

(i) an offer or invitation to:

(A) holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(B)       holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever;    and

(ii) any scrip dividend plan or similar arrangements implemented in accordance with the Articles of Association of the Company; and

(c)
comprising equity securities (as defined in section 560 of the Act) up to an aggregate nominal amount of US$6,569,324,618 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (b) of this resolution so that in total no more than US$6,569,324,618 can be allotted pursuant to paragraphs (a), (b) and (c) of this resolution) in connection with a rights issue to:

(i) holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)     holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(d)
up to an aggregate nominal amount of £150,000 (in the form of 15,000,000 non-cumulative preference shares of £0.01 each), €150,000 (in the form of 15,000,000 non-cumulative preference shares of €0.01 each) and US$150,000 (in the form of 15,000,000 non-cumulative preference shares of US$0.01 each)

provided that, otherwise than pursuant to an allotment or grant pursuant to paragraphs (b), (c) and (d) of this resolution or an allotment or grant pursuant to the terms of any share plan for employees of the Company or any of its subsidiary undertakings, the nominal amount of shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted by the Directors pursuant to this authority wholly for cash shall not in aggregate exceed US$985,398,69(being equal to approximately 10 per cent of the ordinary shares in issue on 4 March 2016). Such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2017 or at the close of business on 30 June 2017, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

8.      Disapplication of pre-emption rights#

THAT, subject to the passing of Resolution 7 set out in the Notice convening this meeting, the Directors be and are hereby empowered pursuant to sections 570 and 573 of the UK Companies Act 2006 (the "Act") to allot equity securities (within the meaning of section 560 of the Act) for cash either pursuant to the authority granted by Resolution 7 set out in the Notice convening this meeting or by way of a sale of treasury shares as if section 561(1) of the Act did not apply to any such allotment or sale, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2017 or at the close of business on 30 June 2017, whichever is the earlier, save that this power shall allow the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

9.      Addition of any repurchased shares to general authority to allot shares*

THAT the authority granted to the Directors to allot shares or grant rights to subscribe for, or convert any security into, shares in the Company pursuant to paragraph (a) of Resolution 7 set out in the Notice convening this meeting be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to Resolution 10 set out in the Notice convening this meeting, to the extent that such extension would not result in any increase in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to paragraphs (b) and (c) of Resolution 7 set out in the Notice convening this meeting.

10.    Purchases of Ordinary Shares by the Company#

THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the UK Companies Act 2006 (the "Act") to make market purchases (within the meaning of section 693 of the Act) of ordinary shares of US$0.50 each ("Ordinary Shares") and on such terms and in such manner as the Directors shall from time to time determine provided that:

(a)     the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 1,970,797,386 Ordinary Shares;

(b)
the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(c)
the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 percent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(d)
unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2017 or at the close of business on 30 June 2017, whichever is the earlier; and

(e)
 the Company may prior to the expiry of this authority make a contract or contracts to purchase Ordinary Shares under this authority which will or may be completed or executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract or contracts as if the authority conferred hereby had not expired.

11.    Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities*

THAT, in addition to the authority granted pursuant to Resolution 7 set out in the Notice convening this meeting (if passed), the

Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the UK Companies Act

2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$1,970,797,386 in relation to any issue by the Company or any member of the Group of Contingent Convertible Securities ("CCSs") that automatically convert into or are exchanged for ordinary shares in the Company in prescribed circumstances where the Directors consider such an issue of CCSs would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with regulatory capital requirements or targets applicable to the Group from time to time and otherwise on terms as may be determined by the Directors, and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2017 or at the close of business on 30 June 2017, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

12.    Limited disapplication of pre-emption rights in relation to the issue of Contingent Convertible Securities#

THAT, in addition to the power contained in Resolution 8 set out in the Notice convening this meeting and subject to the passing of Resolution 11 set out in the Notice convening this meeting, the Directors be and are hereby empowered pursuant to sections 570 and 573 of the UK Companies Act 2006 (the "Act") to allot equity securities (within the meaning of section 560 of the Act) for cash either pursuant to the authority granted by Resolution 11 set out in the Notice convening this meeting or by way of a sale of treasury shares as if section 561(1) of the Act did not apply to any such allotment or sale, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2017 or at the close of business on 30 June 2017, whichever is the earlier, save that this power shall allow the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

13.    Renewal of scrip dividend authority*

THAT the Directors be and are hereby empowered:

(a)
to exercise the power conferred upon them by Article 157.1 of the Articles of Association of the Company (as from time to time varied) so that, to the extent and in the manner determined by the Directors, the holders of ordinary shares of US$0.50 each ("Ordinary Shares") be permitted to elect to receive new Ordinary Shares, credited as fully paid instead of all or part of any dividend (including interim dividends) declared up to the conclusion of the Annual General Meeting of the Company to be held in 2019;

(b)
to capitalise from time to time the appropriate nominal amount or amounts of new shares of the Company falling to be allotted pursuant to elections made under the Company's scrip dividend scheme out of the amount or amounts standing to the credit of any reserve account or fund of the Company, as the Directors may determine, to apply that sum in paying up in full the relevant number of such new shares and to allot such new shares or, as applicable, to sell Ordinary Shares that are held in treasury by the Company, to satisfy such elections; and

(c)
generally to implement the Company's scrip dividend scheme on such terms and conditions as the Directors may from time to time determine and to take such other actions as the Directors may deem necessary or desirable from time to time in respect of the Company's scrip dividend scheme.

14.    Notice of general meetings#

THAT the Company hereby approves general meetings (other than annual general meetings) being called on a minimum of 14 clear days' notice.

By order of the Board

B J S Mathews                                                                                                                                                                18 March 2016

Group Company Secretary

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

Explanatory notes

Information about the business to be considered at the 2016 Annual General Meeting ("AGM") is set out below.

These explanatory notes should be read in conjunction with the Annual Report & Accounts in respect of the year ended 31 December 2015. This Notice of AGM, the Annual Report & Accounts and the Strategic Report are available at www.hsbc.com.

For the purpose of this Notice, the issued share capital of the Company with voting rights on 4 March 2016, being the latest practicable date prior to the printing of this document, was 19,707,973,855 ordinary shares of US$0.50 each.

1.      Annual Report and Accounts

The purpose of this item is for shareholders to receive and consider the Annual Accounts and the Reports of the
Directors and of the Auditor for the year ended 31 December 2015.

2.      Directors' Remuneration Report

The purpose of this item is to seek shareholder approval of the Directors' Remuneration Report for the year ended
31 December 2015 (other than the part containing the Directors' Remuneration Policy on pages 288 to 301, which is covered by Resolution 3). The Directors' Remuneration Report is contained in the Annual Report & Accounts on pages 285 to 321. The vote on the Directors' Remuneration Report is advisory in nature and does not affect the actual remuneration paid to any Director in 2015 which was made within the boundaries of the Directors' Remuneration
Policy approved by shareholders in 2014 and still in force.

3.      Directors' Remuneration Policy

The purpose of this resolution is to seek shareholder approval of the new remuneration policy set out on pages 288 to 301 of the Directors' Remuneration Report in the Annual Report & Accounts. This new remuneration policy is being presented to implement the new UK Prudential Regulation Authority's remuneration rules, which require deferral of variable pay over a longer period of seven years, and to reflect the European Banking Authority's guidelines on sound remuneration policies published in December 2015. Feedback received from shareholders at the 2015 AGM and subsequently has also been considered in the design of the new policy.

The vote on the new remuneration policy is by way of ordinary resolution. It is a binding vote, meaning that payments to Directors may only be made if they are within the boundaries of the approved policy.

The policy sets out how the Company proposes to pay the Directors, including every element of remuneration to which a Director may be entitled, as well as how the policy supports the Company's long-term strategy and performance. It also includes details of the Company's approach to recruitment and payment for loss of office.

If the Company wishes to make changes to its remuneration policy, it has to put a new policy to shareholders for approval at a general meeting. Once approved, the Company will only be able to make remuneration payments to current and prospective Directors and payments for loss of office to current or past Directors within the boundaries of the new policy, unless the payment is approved by a separate shareholder resolution.

If approved by shareholders, the policy will apply for a three-year term from the conclusion of the AGM. Therefore, unless there is a need to make further amendments or to approve an individual proposal, the next time we expect that shareholders will be asked to approve the remuneration policy will be at the 2019 Annual General Meeting.

Given the interests of the Directors in the remuneration policy, the Directors have agreed that they will not vote on this resolution.

4.      Election and re-election of Directors

Irene Lee, Pauline van der Meer Mohr, Paul Walsh and Henri de Castries, offer themselves for election as Directors, having been appointed to the Board on 1 July 2015, 1 September 2015, 1 January 2016 and 1 March 2016, respectively. Each of these new non-executive Directors was determined by the Board to be independent on appointment. Rona Fairhead and Sir Simon Robertson will retire from the Board after the conclusion of the AGM. The Board has concluded that all of the other Directors should offer themselves for re-election in accordance with the Group's regular practice.

Following individual performance evaluations, the Board has confirmed that all of the Directors are performing effectively and demonstrate commitment to their roles. It is the belief of the Board that each of the non-executive Directors is fully able to discharge his or her duties.

Brief biographical details of each of the Directors standing for election and re-election are set out below.

Board balance and independence of Directors

The Board has concluded that all of the non-executive Directors standing for election or re-election this year are independent in character and judgement.

When determining independence, the Board considers that calculation of the length of service of a non-executive Director begins on the date of his or her election by shareholders following their appointment. The Board has concluded that there are no relationships or circumstances which are likely to affect a non-executive Director's judgement and any relationships or circumstances which could appear to do so are not considered to be material. Each of the Directors standing for election or re-election has confirmed that they have no material relationship with another Director, member of senior management or any substantial or controlling shareholder of HSBC Holdings plc.

Non-executive Directors' fees

Each non-executive Director currently receives a fee of £95,000 per annum, pursuant to the Directors' remuneration policy approved by shareholders at the 2014 Annual General Meeting. The fees paid to non-executive Directors who are members of Board committees are set out below:

Committee*	Fees (per annum)		Committee members standing for election/re-election
	Chairman	Member
Group Audit Committee	£50,000	£30,000	Jonathan Symonds (Chair), Phillip Ameen, Kathleen Casey, Rachel Lomax
Group Risk Committee	£50,000	£30,000	Joachim Faber (Chair), John Lipsky, Rachel Lomax, Heidi Miller
Group Remuneration Committee	£50,000	£30,000	Sam Laidlaw (Chair), John Lipsky, Pauline van der Meer Mohr, Paul Walsh
Financial System Vulnerabilities Committee	£50,000	£30,000	Lord Evans of Weardale (Chair), Kathleen Casey
Conduct & Values Committee	£50,000	£30,000	Rachel Lomax (Chair), Laura Cha, Lord Evans of Weardale, Jonathan Symonds, Pauline van der Meer Mohr
Nomination Committee	£40,000	£25,000	Sam Laidlaw (Chair), Laura Cha, John Lipsky, Rachel Lomax
Philanthropic & Community Investment Oversight Committee	£25,000	£15,000	Laura Cha (Chair), Lord Evans of Weardale

* For further details of the roles and accountabilities of each of these Board committees, see pages 262 to 274 of the Annual Report & Accounts.

Phillip Ameen, as a non-executive director of HSBC North America Holdings Inc., HSBC Bank USA, National Association, HSBC Finance Corporation and HSBC USA Inc. receives a fee of US$425,000 per annum. This fee was approved by the HSBC North America Holdings Inc. Nominating and Governance Committee on 24 July 2014.

Laura Cha, as a non-executive director, Deputy Chairman and a member of the nomination committee of The Hongkong and Shanghai Banking Corporation Limited, receives fees in those capacities of HK$550,000, HK$125,000 and HK$75,000 respectively per annum. These fees were authorised by the shareholders of The Hongkong and Shanghai Banking Corporation Limited.

Irene Lee, as a non-executive director and member of the audit committee of The Hongkong and Shanghai Banking Corporation Limited, receives fees of HK$550,000 and HK$200,000 respectively per annum. In addition, as a non-executive director, Chair of the risk committee and member of the audit committee of Hang Seng Bank Limited, she receives fees of HK$450,000, HK$260,000 and HK$160,000 respectively per annum. These fees were authorised by shareholders and the board of The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited respectively.

Rachel Lomax receives an additional fee of £45,000 as Senior Independent non-executive Director.

Heidi Miller, as non-executive Chairman of HSBC North America Holdings Inc. receives a fee of US$550,000 per annum. This fee was approved by the Group Remuneration Committee of HSBC Holdings plc on 5 November 2015 and authorised by the board of HSBC North America Holdings Inc.

Jonathan Symonds, as non-executive Chairman of HSBC Bank plc, receives a fee of £345,000 per annum. This fee was approved by the Group

Remuneration Committee of HSBC Holdings plc on 15 January 2014.

Non-executive Directors' terms of appointment

Non-executive Directors do not have service contracts with HSBC Holdings plc. Subject to their election or re-election by shareholders, the terms of appointment of the non-executive Directors standing for election or re-election will expire as follows: Kathleen Casey, Laura Cha, Lord Evans of Weardale, Sam Laidlaw and Jonathan Symonds - 2017; Phillip Ameen, Joachim Faber, John Lipsky, Rachel Lomax and Heidi Miller - 2018; and Henri de Castries, Irene Lee, Pauline van der Meer Mohr and Paul Walsh - 2019.

Executive Directors' service contracts and remuneration

The Group Chairman and other executive Directors have rolling service contracts with a notice period of 12 months for either party. The dates of the service contracts are:

Douglas Flint..................................................................... 14 February 2011

Stuart Gulliver .................................................................. 10 February 2011

Iain Mackay ........................................................................ 4 February 2011

Marc Moses.................................................................... 27 November 2014

Under the terms of their employment: Douglas Flint receives a base salary but is not eligible to receive variable pay; Stuart Gulliver, Iain Mackay and Marc Moses each receive a base salary and are eligible to receive discretionary variable pay. The base salaries of Douglas Flint, Stuart Gulliver, Iain Mackay and Marc Moses are £1,500,000, £1,250,000,
£700,000 and £700,000 per annum respectively. Fixed pay allowances, approved by shareholders at the 2014 Annual General Meeting and delivered in shares, are made to Stuart Gulliver, Iain Mackay and Marc Moses. The allowances are £1,700,000, £950,000 and £950,000 per annum respectively. Douglas Flint is not eligible to receive a fixed pay allowance.

Further details of the Directors' emoluments are set out in the Directors' Remuneration Report contained in the Annual
Report & Accounts on pages 285 to 321.

The Directors at the date of this document are: Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri deCastries†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Douglas Flint, Stuart Gulliver, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson†, Jonathan Symonds†, Pauline van der Meer Mohr† and Paul Walsh†.

† Independent non-executive Director

Biographical details

Henri René Marie Augustin de la Croix de Castries†, 61

Appointed to the Board: March 2016

Skills and experience: Henri has more than 25 years of international experience in the finance industry. He joined AXA in 1989 where his roles included responsibility for the group's asset management, financial and real-estate businesses, the oversight of North American and UK operations, as well as the preparation and the execution of all the major mergers and acquisitions undertaken by the insurance group during the 1990s.

Current appointments include: Henri is Chairman and Chief Executive Officer of AXA. He is also Chairman of the French leading think-tank Institut Montaigne and of AXA Hearts in Action,AXA's volunteer community outreach programme. He also serves as a non-executive director of Nestlé S.A. and of the French National Foundation for Political Science (FNSP). He is a member of the Advisory Board of Tsinghua University School of Economics and Management.

Irene Yun-Lien Lee†, 62

Appointed to the Board: July 2015

Skills and experience: Irene has over 30 years of finance industry experience. She has held senior positions in investment banking and fund management in the UK, USA and Australia including Citibank and the Commonwealth Bank of Australia. Other former appointments include serving as a member of the Advisory Council of JP Morgan Australia and the Australian Takeovers Panel.

Current appointments include: Irene is Executive Chairman of Hysan Development Company Limited. She is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited. She is a non-executive director of Cathay Pacific Airways Limited, China Light & Power Holdings Limited and Noble Group Limited.

Pauline van der Meer Mohr†, 56

Appointed to the Board: September 2015

Member of the Group Remuneration Committee and the Conduct & Values Committee

Skills and experience: Pauline has extensive legal and human resources experience across a number of different sectors, and contributed to the Dutch Banking Code Monitoring Commission. Former appointments include serving as President of Erasmus University Rotterdam, Senior Executive Vice President and Head of Group Human Resources at ABN AMRO Bank NV, Group Human Resources Director at TNT NV, HR Director, Information Technology, Royal Dutch Shell Group and Senior Legal Counsel, Shell International.

Current appointments include: Pauline is Chairman of the supervisory board of EY Netherlands. She is also a member of the supervisory boards of ASML Holding NV and Royal DSM NV.

Paul Steven Walsh†, 60

Appointed to the Board: January 2016

Member of the Group Remuneration Committee

Skills and experience: Paul has extensive international business experience gained as Group Chief Executive of Diageo plc for twelve years, having originally joined the Board of its predecessor, Grand Metropolitan plc, in 1995. He was also a non-executive director of Unilever PLC, United Spirits Limited and Centrica plc. Paul is a Fellow of the Chartered Institute of Management Accountants.

Current appointments include: Paul is Chairman of Compass Group PLC, Avanti Communications Group Plc and Chime Communications Limited and a non-executive director of FedEx Corporation, RM2 International S.A. and Simpsons Malt Limited.

Phillip David Ameen†, 67

Appointed to the Board: January 2015

Member of the Group Audit Committee

Skills and experience: As a Certified Public Accountant with extensive financial and accounting experience, Phil served as Vice President, Comptroller, and Principal Accounting Officer of General Electric Company ('GE'). Prior to joining GE, he was a partner in KPMG. He also has a depth of technical knowledge from his participation in accounting standards setting. Other former appointments include serving on the International Financial Reporting Interpretations Committee of the International Accounting Standards Board, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, the Financial Accounting Standards Board Emerging Issues Task Force, and he was Chair of the Committee on Corporate Reporting of Financial Executives International and a Trustee of the Financial Accounting Foundation.

Current appointments include: Phillip is a non-executive director of HSBC North America Holdings Inc., HSBC Bank USA N.A., HSBC Finance Corporation and HSBC USA Inc. He is also Chairman of Skyonic Corporation.

Kathleen Louise Casey†, 49

Appointed to the Board: March 2014

Member of the Group Audit Committee and the Financial System Vulnerabilities Committee

Skills and experience: Kathleen has extensive financial regulatory policy experience. She is a former Commissioner of the US Securities and Exchange Commission, acting as the regulator's principal representative in multilateral and bilateral regulatory dialogues, with the G-20 Financial Stability Board and the International Organisation of Securities Commissions. Other former appointments include serving as a Staff Director and Counsel of the United States Senate Committee on Banking, Housing, and Urban Affairs and Legislative Director and Chief of Staff for a US Senator.

Current appointments include: Kathleen is chair of the Alternative Investment Management Association and a senior adviser to Patomak Global Partners and to a number of public bodies in the US.

Laura May Lung Cha†, GBS, 66

Appointed to the Board: March 2011

Chair of the Philanthropic & Community Investment Oversight Committee, member of the Conduct & Values Committee and the Nomination Committee

Skills and experience: Laura has extensive regulatory and policy making experience in the finance and securities sector in Hong Kong and mainland China. She is the former Vice Chairman of the China Securities Regulatory Commission. Other former appointments include serving as a non-executive director of Bank of Communications Co., Ltd., Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. She also served as chair of the University Grants Committee in Hong Kong and was deputy chair of the Securities and Futures Commission in Hong Kong.

Current appointments include: Laura is non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited. She is Chairman of the Financial Services Development Council, Hong Kong and a non-executive director of China Telecom Corporation Limited, Unilever PLC and Unilever N.V.

Lord Evans of Weardale†, 58

Appointed to the Board: August 2013

Chair of the Financial System Vulnerabilities Committee, a member of the Conduct & Values Committee and the
Philanthropic & Community Investment Oversight Committee

Skills and experience: Jonathan has extensive experience in national security policy and operations. He was formerly Director General of MI5 with responsibility for the leadership, policy and strategy of the Security Service, including international and domestic counter-terrorism, counter-espionage and counter-proliferation activities and cyber security. Jonathan has held various positions in the UK Security Service over a 30-year career with responsibility for the oversight of the Joint Terrorist Analysis Centre and the Centre for the Protection of National Infrastructure and attended the National Security Council.

Current appointments include: Jonathan is a director of Ark Data Centres and serves in an advisory capacity to various cyber security and technology companies.

Joachim Faber†, 65

Appointed to the Board: March 2012

Chair of the Group Risk Committee

Skills and experience: Joachim has experience in banking and asset management with significant international experience, having worked in Germany, Tokyo, New York and London. He is a former Chief Executive Officer of Allianz Global Investors AG and is a member of the management board of Allianz SE. He spent 14 years with Citigroup Inc., holding positions in Trading and Project Finance and as Head of Capital Markets for Europe, North America and Japan. Other former appointments include serving as chairman of various Allianz subsidiaries. He was previously a member of the supervisory board and chairman of the audit and risk committee of OSRAM Licht AG. He was also a member of the German Council for Sustainable Development and a member of the advisory board of the Siemens Group Pension Board.

Current appointments include: Joachim is Chairman of the supervisory board of Deutsche Börse AG and of the Shareholder Committee of Joh A. Benckiser SARL. He is an independent director of Coty Inc. and a director of Allianz France S.A.

Douglas Jardine Flint, CBE, 60
Group Chairman

Appointed to the Board: December 1995. Group Chairman since December 2010.

Skills and experience: Douglas has extensive board-level experience and knowledge of governance primarily gained through membership of the boards of HSBC and BP plc and his time as a partner of KPMG. He has considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations and has chaired and been a member of highly influential bodies which set standards for taxation, governance, accounting and risk management. He joined HSBC as Group Finance Director in 1995, which broadened to that of Chief Financial Officer, Executive Director Risk and Regulation.

He is a member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers and also a fellow of the Chartered Institute of Management Accountants. In 2006, he was honoured with a CBE in recognition of his services to the finance industry. Former appointments include non-executive director and chairman of the Audit Committee of BP plc and an independent external member of the UK Government's Financial Services Trade and Investment Board.

Current appointments include: Douglas is Chairman of the Institute of International Finance and serves on the International Business Leaders Advisory Councils of the mayors of both Beijing and Shanghai. At the invitation of the Prime Minister he serves as a UK Business Ambassador.

Stuart Thomson Gulliver, 57
Group Chief Executive

Appointed to the Board: May 2008. Group Chief Executive since January 2011.

Skills and experience: Stuart joined HSBC in 1980. He is a career banker with over 35 years' internationalexperience. He has held a number of key roles in the Group's operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates. Stuart played a leading role in developing and expanding Global Banking and Markets. Other former appointments include serving as Chairman of Europe, Middle East and Global Businesses and of HSBC Bank plc, HSBC Bank Middle East Limited, HSBC Private Banking Holdings (Suisse) SA and HSBC France and Deputy Chairman of HSBC Trinkaus & Burkhardt AG and a member of its supervisory board. He was Head of Global Banking and Markets; Co-Head of Global Banking and Markets; Head of Global Markets; and Head of Treasury and Capital Markets in Asia-Pacific.

Current appointments include: Stuart is Chairman of The Hongkong and Shanghai Banking Corporation Limited and of the Group Management Board.

William Samuel Hugh Laidlaw†, 60

Appointed to the Board: January 2008

Chair of the Group Remuneration Committee and the Nomination Committee

Skills and experience: Sam has international experience, particularly in the energy sector, having had responsibility for businesses in four continents. He is a qualified solicitor with a Master's in Business Administration. Former appointments include serving as Chief Executive Officer of Centrica plc and the lead non-executive board member of the UK Department for Transport. Sam was also an Executive Vice President of Chevron Corporation and a member of the UK Prime Minister's Business Advisory Group.

Current appointments: Sam is the chair of National Centre for Universities and Business and Executive Chairman of
Neptune Oil & Gas Limited.

John Phillip Lipsky†, 69

Appointed to the Board: March 2012

Member of the Group Risk Committee, the Nomination Committee and the Group Remuneration Committee

Skills and experience: John has international experience having worked for JPMorgan in Chile, New York, Washington and London and interacted with financial institutions, central banks and governments in many countries. He served at the International Monetary Fund as First Deputy Managing Director, Acting Managing Director and as Special Adviser. Other former appointments include serving as a trustee of the Economic Club of New York, and a Global Policy Adviser for Anderson Global Macro LLC and as Chairman of the World Economic Forum's Global Agenda Council on the International Monetary System.

Current appointments include: John holds a number of senior appointments and advisory positions in international economic research organisations.

Janis Rachel Lomax†, 70
Senior Independent non-executive Director

Appointed to the Board: December 2008. Senior Independent non-executive Director since April 2015

Chair of the Conduct & Values Committee and a member of the Group Audit Committee, Group Risk Committee and the
Nomination Committee

Skills and experience: Rachel has experience in both the public and private sectors and knowledge of the operation of the UK government and financial system. Her former appointments include serving as Deputy Governor of the Bank of England and Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and the Welsh Office. She was a non-executive director of Reinsurance Group of America Inc. and The Scottish American Investment Company PLC.

Current appointments include: Rachel is a non-executive director of Arcus European Infrastructure Fund GP LLP, and Heathrow Airport Holdings Limited. She is also non executive director and chairman of the corporate responsibility committee of Serco Group plc.

Iain James Mackay, 54
Group Finance Director

Appointed to the Board: December 2010

Skills and experience: Iain joined HSBC in 2007 as Chief Financial Officer of HSBC North America Holdings Inc. He has extensive financial and international experience, having worked in London, Paris, the US, Africa and Asia. Iain is a member of the Institute of Chartered Accountants of Scotland. Other former appointments include serving as a director of Hang Seng Bank Limited, Chief Financial Officer, Asia-Pacific, Vice President and Chief Financial Officer of GE Global Consumer Finance and Vice President and Chief Financial Officer of GE Healthcare - Global Diagnostic Imaging.

Current appointments include: Iain is Chairman of the audit and risk committee of the British Heart Foundation.

Heidi Miller†, 62

Appointed to the Board: September 2014

Member of the Group Risk Committee.

Skills and experience: Heidi has extensive international banking and finance experience. She is a former President of International at JPMorgan Chase, and was responsible for leading the global expansion and the international business strategy across the investment bank, asset management, and treasury and securities services divisions. Former appointments include serving as non-executive director of Merck & Co. Inc. and Progressive Corp; Executive Vice President and Chief Financial Officer of Bank One Corporation; Senior Executive Vice President of Priceline.com Inc.; and Executive Vice President and Chief Financial Officer of Citigroup Inc.

Current appointments include: Heidi was appointed chair of HSBC North American Holdings Inc. on 1 January 2016. She is a non-executive director of First Data Corporation, General Mills Inc. and advisory director of SRS Acquiom LLC.

Menasey Marc Moses, 58
Group Chief Risk Officer

Appointed to the Board: January 2014

Skills and experience: Marc joined HSBC in 2005 as Chief Financial and Risk Officer, Global Banking and Markets and in December 2010 became Group Chief Risk Officer. He has extensive risk management and financial experience. Marc is a Fellow of the Institute of Chartered Accountants in England and Wales. He was a European chief financial officer at JP Morgan and an audit partner at PricewaterhouseCoopers.

Jonathan Richard Symonds†, CBE, 57

Appointed to the Board: April 2014

Chair of the Group Audit Committee and a member of the Conduct & Values Committee

Skills and experience: Jonathan has extensive international financial experience, having worked in the UK, US and Switzerland. He served as Chief Financial Officer of Novartis AG and AstraZeneca plc. Jonathan is a Fellow of the Institute of Chartered Accountants in England and Wales. Other former appointments include serving as partner and Managing Director of Goldman Sachs, and a partner of KPMG. He was a non-executive director and chair of the Audit Committee of Diageo plc.

Current appointments include: Jonathan is Chairman of HSBC Bank plc, Innocoll AG and Proteus Digital Health Inc. and is a non-executive director of Genomics England Limited.

† Independent non-executive Director

Save as disclosed above and in Appendix 3 there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

5 and 6. Re-appointment of auditor and remuneration of auditor

The current appointment of PricewaterhouseCoopers LLP ("PwC") as auditor of the Company terminates at the conclusion of this year's AGM. PwC has expressed its willingness to continue in office. The Group Audit Committee and the Board have recommended that PwC be reappointed until the conclusion of the Annual General Meeting to be held in 2017 and that the Group Audit Committee be authorised to determine its remuneration.

An analysis of the remuneration paid in respect of audit and non-audit services provided by our auditor and their affiliates for each of the past three years is disclosed on pages 368 and 369 in the Annual Report & Accounts. This information relates to KPMG Audit Plc (our former auditor) for the first two years and PwC (our current auditor) for the most recent year.

7, 8 and 9. Authority to allot shares and disapplication of pre-emption rights

At last year's AGM the Directors were given general authorities to allot shares and disapply pre-emption rights up to specified limits without having first to obtain the consent of shareholders in general meeting. These authorities will expire at the conclusion of this year's AGM. The authority requested has been updated to reflect revised UK institutional shareholder guidance that an additional five per cent of shares may be issued for an acquisition or specified capital investment.

This year the Directors are again seeking authority under section 551 of the UK Companies Act 2006 to allot shares up to an aggregate total nominal amount of two-thirds of the Company's issued ordinary share capital subject to the restrictions set out in Resolution 7 and explained below. Resolution 7 will give the Directors authority to allot new ordinary shares (or rights to ordinary shares) of up to an aggregate nominal amount of US$6,569,324,618, representing two-thirds of the Company's issued ordinary share capital in total. However, that authority is limited as follows:

(a)
under paragraph (a) of Resolution 7, up to an aggregate nominal amount of US$1,970,797,386, representing approximately 20 per cent of the Company's issued ordinary share capital, may be used for general allotments, although this authority is further limited so that allotments (or sales of treasury shares) for cash which are not made to shareholders on a pro rata basis cannot exceed US$985,398,693, representing approximately ten per cent of the Company's issued ordinary share capital (except for allotments under employee share plans). This is designed to reflect both the requirements of the guidelines issued by the UK's Investment Association ("IA") (which impose a ten per cent limit for non-pre-emptive allotments for cash, and exclude certain allotments such as those under employee share plans) and the requirements of the Hong Kong Listing Rules (which impose a 20 per cent limit for all non-pre-emptive allotments under a general allotment authority whether for cash or otherwise).

The UK Pre-Emption Group's Statement of Principles was revised in March 2015 to allow authority for an issue of shares for cash otherwise than in connection with a pre-emptive offer to be increased from five per cent to ten per cent of the Company's total issued ordinary share capital, provided the Company confirms that it intends to use the additional five per cent authority only in connection with an acquisition or specified capital investment;

(b)
under paragraph (b) of Resolution 7, the Directors would have authority to make allotments which exceed the 20 per cent authority in paragraph (a) of Resolution 7 in connection with a pre-emptive offering such as a rights issue, open offer or a scrip dividend up to an aggregate nominal amount, when combined with allotments made under paragraph (a), of US$3,284,662,309. This represents approximately one-third of the issued ordinary share capital of the Company; and

(c)
under paragraph (c) of Resolution 7, the Directors would have authority to allot up to an aggregate nominal amount of US$6,569,324,618 in connection with a rights issue only. This represents approximately two-thirds of the Company's issued ordinary share capital. Any allotments or grants under paragraphs (a) or (b) of Resolution 7 will reduce the level of this two-thirds authority.

In Resolution 7 paragraph (d), the Board is also again seeking authority to issue sterling, US dollar and euro preference shares without having first to obtain the consent of shareholders in general meeting. These preference shares were created to underpin issues of preferred securities, which are a tax efficient form of regulatory capital. If approved by shareholders, this authority will give Directors the flexibility to raise sufficient regulatory capital should circumstances so require. If any preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights other than in exceptional circumstances, but would rank in priority to the Company's ordinary shares with respect to participation in any return of capital. The Board has no present intention of exercising this authority.

In line with the guidelines on share capital management issued by the IA ("IA Guidelines") and the Pre-Emption Group's
Statement of Principles, Resolution 8 seeks a waiver from statutory pre-emption rights under the UK Companies Act
2006 in respect of allotments made under the authorities sought in Resolution 7. This gives the Directors additional flexibility in the context of pre-emptive offerings such as a rights issue, open offer, or scrip dividend or a specified capital investment, to deal with legal or practical difficulties in countries outside the UK which prevent the offer being made on a purely pro rata basis. The Company currently holds no shares in treasury.

Resolution 9 seeks to extend the Directors' authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (a) of Resolution 7 to include the shares repurchased by the Company under the authority sought by Resolution 10. This is permitted by the Hong Kong Listing Rules.

Other than under employee share plans or pursuant to the Company's scrip dividend plan, the Board has no present intention of issuing any further ordinary shares pursuant to the new general authorities in Resolutions 7, 8 and 9. No issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of shareholders in general meeting.

It is proposed that these general authorities be granted until the Annual General Meeting in 2017 or the close of business on 30 June 2017, whichever is the earlier.

In addition, the Company is seeking authority under Resolutions 11 and 12 to allot shares or rights to subscribe for shares to persons other than existing shareholders in connection with the issue of Contingent Convertible Securities ("CCSs") up to an amount equivalent to approximately 20 per cent of the Company's issued ordinary share capital. Assuming Resolutions 11 and 12 are passed, the authority sought under Resolutions 7 and 8 would not be utilised for the purpose of the issuance of CCSs.

In  exercising  the  authority  granted  under  Resolutions 7  and  8,  the  Company  confirms,  in  accordance  with  the Pre-Emption Group's Statement of Principles, that it will only allot shares for cash on a non-pre-emptive basis in excess of five per cent of its issued ordinary share capital (excluding treasury shares) where the allotment is in connection with an acquisition or specified capital investment which is announced contemporaneously with the allotment or which has taken place in the preceding six month period and is disclosed in the announcement of the allotment.

The Company also confirms that it does not intend to issue more than 7.5 per cent of its issued ordinary share capital
(excluding treasury shares) in any rolling three-year period, without prior consultation with shareholders, save as permitted in connection with an acquisition or specified capital investment as described above. However, if passed, Resolutions 11 and 12 would permit this level to be exceeded in connection with the issue of CCSs or the conversion or exchange of CCSs.

References above to the issued ordinary share capital, and to percentages or fractions of the issued ordinary share capital, are to the issued ordinary share capital as at 4 March 2016, being the latest practicable date prior to printing this document.

10.    Purchase of ordinary shares by the Company

The purpose of the authority to be conferred by this item is to enable the Company to make market purchases of its own shares.

The Directors consider that it is appropriate to seek authority for the Company to make market purchases of up to 10 per cent of its own ordinary shares of US$0.50 each in issue and the maximum and minimum prices at which they may be bought, exclusive of expenses, are specified in the resolution. It remains the Directors' policy to maintain a strong capital base, a policy which has consistently been one of the Group's strengths. As the Group executes its strategy the appropriate level of capital to be held will be continually reviewed. Having this authority will give Directors the flexibility, if they consider it in the interests of the Company and shareholders, to purchase ordinary shares in the market in appropriate circumstances, for example, in the event that the Company is unable to deploy the retained capital to create incremental value for shareholders, to neutralise the dilutive impact of scrip dividends, subject to regulatory approval. The Company may decide to retain any shares it purchases as treasury shares with a view to possible re-issue at a later date, transfer in connection with an employee scheme, or it may cancel the shares.

The UK Companies Act 2006 permits the Company to elect to hold in treasury any ordinary shares it may repurchase, rather than automatically cancelling those shares. Approval has been received from the relevant regulatory authorities in Hong Kong to enable the Company to hold repurchased shares in treasury. The conditional waiver granted by the Hong Kong Stock Exchange on 19 December 2005 was granted on the basis of certain agreed modifications to the Hong Kong Listing Rules applicable to the Company. Details of the modifications are available at www.hsbc.com and the Hong Kong Stock Exchange's HKEx news website at www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR.

Further details regarding the proposed authority to be given to the Company to purchase its own shares and the waiver granted by the Hong Kong Stock Exchange are set out in Appendix 2.

The total number of options to subscribe for ordinary shares outstanding on 4 March 2016, being the latest practicable date prior to printing of this document, was 69,827,050 which represented 0.35 per cent of the issued Ordinary Share capital as at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding on 4 March 2016 would represent 0.39 per cent of the issued ordinary share capital.

11 and 12. Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities
("CCSs") and limited disapplication of pre-emption rights

The effect of Resolution 11 is to give the Directors the authority to allot shares and grant rights to subscribe for, or to convert, any security into ordinary shares in the Company up to an aggregate nominal amount of US$1,970,797,386, equivalent to approximately 20 per cent of the ordinary shares in issue on 4 March 2016, being the latest practicable date prior to printing this document, such authority to be exercised in connection with the issue of CCSs. CCSs are debt securities which convert into ordinary shares in certain prescribed circumstances. They benefit from a specific regulatory capital treatment under European Union legislation. Please see Appendix 1 for more information on CCSs. This authority is in addition to the authority proposed in Resolutions 7 and 8, which contain the general authority sought on an annual basis in line with the IA Guidelines and the Hong Kong Listing Rules. If Resolutions 11 and 12 are passed, the Company will only issue CCSs pursuant to the authority granted under these resolutions and not under the authority granted under Resolutions 7 and 8. Although the authority in Resolutions 11 and 12 is not contemplated by the IA Guidelines, it has previously been discussed with the IA.

The effect of Resolution 12 is to give the Directors authority to allot CCSs, or shares issued upon conversion or exchange of CCSs, without the need to first offer them to existing shareholders. This will allow the Directors greater flexibility to manage the Company's capital in the most efficient and economical way for the benefit of shareholders. If passed, Resolution 12 will authorise the Directors to allot shares and grant rights to subscribe for or to convert any security into shares in the Company (or to sell shares held by the Company in treasury following any purchase of its own shares) on a non-pre-emptive basis up to an aggregate nominal amount of US$1,970,797,386, representing approximately 20 per cent of the ordinary shares in issue on 4 March 2016, such authority to be exercised in connection with the issue of CCSs. No shares are currently held in treasury.

The authorities in Resolutions 11 and 12 will be utilised as considered desirable to comply with or maintain compliance with the regulatory capital requirements arising in connection with the relevant European Union legislation and the prudential regulatory requirements imposed by the Prudential Regulation Authority ("PRA") and only for those purposes. The Company will not utilise the authority in Resolutions 11 and 12 to issue new securities for any other purposes; however, pursuant to the authority under Resolutions 11 and 12, the Company may issue additional securities in order to manage the redemption of outstanding CCSs.

The approvals would be effective until the Company's Annual General Meeting in 2017 or the close of business on 30 June 2017, whichever is the earlier. The Directors expect to seek similar authorities on an annual basis.

13.    Renewal of scrip dividend authority

The authority for the Directors to offer a scrip dividend alternative, whereby shareholders may elect to receive new ordinary shares instead of dividends in cash was last renewed at the 2012 AGM. In line with the IA Guidelines, shareholder approval is being sought to renew the authority for the Directors to offer a scrip dividend alternative for a further three-year period, expiring on the conclusion of the Annual General Meeting in 2019.

14.    Notice period for meetings

The UK Companies Act 2006 provides that the minimum notice period for general meetings of the Company is 21 days unless shareholders approve a shorter notice period. The passing of this resolution would enable the Company to call general meetings (other than annual general meetings) on a minimum of 14 clear days' notice. This shorter notice period of between 14 and 20 days would not be used as a matter of routine, but only when the Directors determine that calling a meeting on less than 21 days' notice is merited by the business of the meeting and consider it to be to the advantage of shareholders as a whole. The approval would be effective until the Company's Annual General Meeting in 2017 or the close of business on 30 June 2017, whichever is the earlier, when it is intended that a similar resolution will be proposed.

Information about the 2016 Annual General Meeting

Venue

The AGM will be held at the Queen Elizabeth II Conference Centre ("QEII Centre") which is located on Broad Sanctuary in Westminster, central London and can easily be reached by public transport. The full address is Broad Sanctuary, Westminster, London SW1P 3EE. A location map is below.

Refreshments will be available prior to the AGM. Take-away lunch bags will be provided in the catering area at the conclusion of the AGM.

Access

The QEII Centre is accessible by wheelchair. The auditorium is fitted with an induction loop.

To help us ensure the AGM is fully accessible to all shareholders, please contact Nickesha Graham-Burrell, Senior Assistant Company Secretary (telephone +44 (0)20 7992 3633, email nickesha.graham-burrell@hsbc.com) if you have any particular access or other needs.

Security

Security checks will be carried out on entry to the AGM. Shareholders are reminded that cameras and recording equipment will not be allowed and all mobile telephones must be switched off or set to silent. Shareholders are encouraged to leave coats and bags in the cloakroom provided.

To ensure optimum security within the auditorium, please note that you will be provided with a wristband once you have been through the security checks at the venue. You must show your wristband to gain entry to the AGM.

Attendance and voting

Pursuant to the Uncertificated Securities Regulations 2001 (as amended), changes to entries on the principal register of members of the Company maintained in England (the "Principal Register") or either the Hong Kong or Bermuda Overseas Branch Registers of the Company (the "Branch Registers"), as appropriate, after 12.01am (London time) on Thursday, 21 April 2016 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the AGM or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register or the Branch Registers at 12.01am (London time) on Thursday, 21 April 2016 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be entitled to attend and vote at the AGM or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.

Voting

Voting at the AGM will be conducted by way of a poll. This means that each shareholder present or represented will be able to exercise one vote for each share held.

In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which the names of the holders stand in the Principal Register or the Branch Registers of the Company, as appropriate. Voting results will be published on our website following the conclusion of the AGM.

Appointing a proxy

You may appoint the chairman of the AGM or a person of your choice to be your proxy to attend, speak and vote on your behalf. A proxy need not be a member of the Company. You may appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. If you require additional forms of proxy, you may photocopy the original form of proxy enclosed or ask our registrar to send you additional forms (see "How to submit your form of proxy" below for the registrar's address).

A form of proxy is enclosed with this document or may be accessed at www.hsbc.com/proxy.

Whether or not you propose to attend the AGM, you are requested to complete and submit a form of proxy in accordance with the instructions shown on it. The completion and submission of a form of proxy will not preclude you from attending and voting in person at the AGM.

How to submit your form of proxy

The form of proxy must be received by 11.00am (London time) on Wednesday, 20 April 2016, or not less than 48 hours before the time of the holding of any adjourned meeting.

You may submit your form of proxy electronically at www.hsbc.com/proxy by entering your Shareholder Reference Number and the Personal Identification Number which is either printed on your form of proxy or which has been sent to you by email if you have registered an email address to receive electronic communications.

Alternatively, you may send your completed form of proxy to:

•       Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 6BD, United
Kingdom;

•       Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's
Road East, Hong Kong SAR; or

•       Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system (see section on CREST set out below).

In order to be valid, the completed form of proxy (together with any power of attorney or other authority under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board) must be deposited by 11.00am (London time) on Wednesday, 20 April 2016, or not less than 48 hours before the time of the holding of any adjourned meeting, at the offices of the Company's registrar (see above for the registrar's address). Any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

Asking questions at the AGM

If you would like a question or questions to be addressed at the AGM please complete and return the form on page 31 or send your question via email to shareholderquestions@hsbc.com.

You have the right to ask questions in relation to the business of the AGM but no answer need be given if (a) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or good order of the AGM that the question be answered.

Webcast

The AGM will be webcast live at www.hsbc.com/agmwebcast and a recording will be available for viewing until 22 May
2016.

CREST

CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the AGM or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by 11.00am on Wednesday 20 April 2016, or not less than 48 hours before the time of the holding of any adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointees through other means.

CREST members and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK
& Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended) the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

•       information in the instruction is incorrect;

•       the person expressed to have sent the instruction did not in fact send it; or

•       the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

Nominated persons

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the UK Companies Act 2006 ("nominated persons"). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the AGM.

The main point of contact for nominated persons remains the registered shareholder (for example the stockbroker, investment manager, custodian or other person who manages the investment). Any changes or queries relating to nominated persons' personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not the Company's registrar. The only exception is where the Company, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

Corporate representatives

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same share or shares. Any such representative should bring to the meeting written evidence of his appointment, such as a certified copy of a board resolution of, or a letter from, the corporation concerned confirming the appointment.

Members' power to require website publication of audit concerns

Under section 527 of the UK Companies Act 2006, members meeting the threshold requirements in that section may require the Company to publish on its website a statement setting out any matter that the members propose to raise at the AGM relating to the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM or any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the UK Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the UK Companies Act 2006, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the UK Companies Act 2006 to publish on its website.

If you have general queries about your shareholding, please contact the relevant registrar at the address shown on page 25.

General information

Company's registrar

For general enquiries, requests for copies of corporate communications, or a Chinese translation of this Notice and any future documents, please contact:

• Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom (email via website: www.investorcentre.co.uk/contactus);

•       Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's
Road East, Hong Kong SAR (email: hsbc.ecom@computershare.com.hk); or

•       Investor  Relations  Team,  HSBC  Bank  Bermuda  Limited,  6  Front  Street,  Hamilton  HM  11,  Bermuda  (email:
hbbm.shareholder.services@hsbc.bm).

Holders of American Depositary Shares may obtain copies of this document by calling +1 800 555 2470 or by writing to
Proxy Services, 200 A Executive Dr., Edgewood, New York 11717, USA.

Information available on the website

A copy of this Notice, and other information required by section 311A of the UK Companies Act 2006, can be found on the Company's website (www.hsbc.com/agm).

Receiving corporate communications

Shareholders may at any time choose to receive corporate communications in printed form or to receive notification of their availability on HSBC's website. To receive future notifications of the availability of corporate communications on HSBC's website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms.

If you received a notification of the availability of this document on HSBC's website and for any reason have difficulty in receiving or gaining access to this document, or you would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate registrars at the address set out above. Printed copies will be provided without charge.

Further copies of this document and future documents may also be obtained by contacting the registrar. You may amend your election to receive corporate communications in English or Chinese by contacting the registrar at the relevant address set out above.

Documents available for inspection

Copies of the terms of appointment for the non-executive Directors, the service contracts of the Group Chairman and executive Directors are available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the AGM and at the place and on the date of the AGM from at least 15 minutes before the AGM begins until the conclusion of the AGM.

Information set out in this Notice

Shareholders are advised that any telephone number, website or email address set out in the Notice of AGM, the Form of Proxy or accompanying documents should not be used for the purposes of serving information on the Company (including the service of documents or information relating to the proceedings at the AGM) unless otherwise stated.

This document, for which the Directors of HSBC Holdings plc collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to HSBC Holdings plc. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material aspects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

In the event of a conflict between any translation and the English text hereof, the English text will prevail.

Directors' interests in the ordinary shares and debentures of HSBC

Details of Directors' interests in the ordinary shares and debentures of HSBC are set out in Appendix 3.

Appendix 1

Questions and Answers on Contingent Convertible Securities ("CCSs")

What are CCSs?

CCSs are debt securities that benefit from a particular regulatory capital treatment under European Union legislation. CCSs will be converted or exchanged into ordinary shares if a defined trigger event occurs. The terms of HSBC's existing CCSs have received regulatory approval from the Prudential Regulation Authority ("PRA").

As a banking group, HSBC must meet minimum regulatory capital requirements in the countries in which it operates. These include compliance with European Union legislation under which banks and bank holding companies are required to maintain Tier 1 Capital of at least 6 per cent of their risk weighted assets. Of that, 1.5 per cent of risk weighted assets may be in the form of Additional Tier 1 Capital. In addition HSBC is required to satisfy an additional capital requirement defined by the PRA by maintaining an additional 0.43% of risk weighted assets in the form of Additional Tier 1 Capital.

In order to qualify as Additional Tier 1 Capital, a security must contain certain features designed to increase the resilience of the issuing bank should the bank's financial condition deteriorate materially. The CCSs would qualify as Additional Tier 1 Capital on the basis that on the occurrence of a defined trigger event they would be mandatorily converted into or exchanged for ordinary shares of HSBC. The conversion or exchange would have the effect of increasing the issuer's Common Equity Tier 1 capital ratio.

What are the trigger events for the CCSs and what will happen if a trigger event occurs?

Should HSBC's Common Equity Tier 1 capital ratio fall below the defined capital trigger (the "Trigger Event"), the CCSs would be converted into or exchanged for new ordinary shares in HSBC on their prescribed terms. The defined capital trigger will be specified in the terms of the CCSs when they are issued. HSBC's existing CCSs contain a Common Equity Tier 1 capital trigger of 7.0 per cent on a CRD IV end point basis which has been approved by the PRA. It is HSBC's current expectation that future CCSs issued by the Group would contain the same capital trigger subject to approval by the PRA.

What steps can HSBC take to mitigate a potential Trigger Event?

HSBC is required by its regulators to have in place a recovery plan in case its regulatory capital levels come under pressure. Accordingly, if HSBC's capital ratios were to fall materially and in any event in advance of a Trigger Event, HSBC would seek to commence recovery actions in order to restore the Group's regulatory capital ratios and reduce the likelihood of a Trigger Event occurring. HSBC's recovery plan includes a number of actions it may take including reducing distributions, reducing risk weighted assets or selling or liquidating assets.

HSBC's CRD IV end point basis Common Equity Tier 1 capital ratio (as defined on page 483 of the Annual Report & Accounts) was 11.9 per cent as at 31 December 2015. HSBC remains a strongly capitalised bank, able to support both organic growth and dividend returns to shareholders. HSBC remains well placed to meet expected future capital requirements, and will continue to take actions to remain in that position, taking into account the evolution of the regulatory environment. Given its current capital position and the planned recovery actions it would take if a Trigger Event was deemed likely to arise, HSBC considers the circumstances in which a Trigger Event might occur in practice to be remote.

The CCSs which HSBC has issued to date have included a term which provides that on the occurrence of a Trigger Event, the Directors may elect, at their discretion, to give shareholders the opportunity to purchase ordinary shares issued on conversion or exchange of any CCSs on a pro rata basis, where practicable and subject to applicable laws and regulations. This would be at the same price as the holders of the CCSs would have acquired the ordinary shares. Last year's AGM notice referred to the fact that the European Banking Authority ("EBA") had issued a report on the monitoring of Additional Tier 1 Capital instruments by EU institutions in October 2014 where it suggested that this type of provision should not be included in issuances of Additional Tier 1 Capital instruments. However, in an update on that report issued on 29 May 2015, the EBA confirmed that this type of provision is acceptable. Accordingly, where permitted by law and regulation to do so, HSBC will continue to issue future CCSs including terms which provide HSBC with discretion to offer the opportunity to shareholders to purchase ordinary shares issued on conversion or exchange of CCSs.

Will CCSs be redeemable?

The CCSs would not have a general right of redemption for the holders of the CCSs. It is expected that HSBC would have the right to redeem the CCSs after a minimum of five years and in certain other specified circumstances but any redemption features would need to be approved by the PRA prior to issue and any redemption would be subject to PRA approval at the time of redemption.

Will all CCSs be in the form of Additional Tier 1 Capital?

Yes. HSBC has no intention to issue capital securities pursuant to Resolutions 11 and 12 except for securities which constitute Additional Tier 1 Capital under applicable banking regulations.

Why is HSBC seeking authority to issue CCSs?

Issuing CCSs gives HSBC greater flexibility to manage its capital in the most efficient and economical way. It is expected that Additional Tier 1 Capital will be a cheaper form of capital than issuing and maintaining Common Equity Tier 1 capital (e.g. ordinary shares) to satisfy the Tier 1 Capital requirement and (provided the Trigger Event does not occur) non- dilutive to existing shareholders. This should improve the returns available to existing shareholders whilst maintaining HSBC's capital strength, in line with prevailing banking regulations.

The authorities in Resolutions 11 and 12 are required because the Directors are only permitted to issue up to 10 per cent of the issued ordinary share capital for cash on a non-pre-emptive basis under the general authorisation in Resolutions
7 and 8. Given the administrative burden both in cost and time for a company the size of HSBC to obtain these types of authorities, the Directors do not consider it practical or in the interests of shareholders to seek a new authority each time an issue of CCSs is proposed. It is important to have the flexibility to react quickly to market and regulatory demand. Furthermore, in order to obtain PRA approval to the issuance of CCSs, all necessary allotment authorities need to be in place, so the process of seeking a new authority in addition to PRA approval would lead to unacceptable delay.

At what price will the CCSs be issued and how will the conversion price be fixed?

As the CCSs are debt securities, they will be issued at or close to their face value in a manner typical for debt securities. The terms and conditions for the CCSs will specify a fixed conversion price or a mechanism for setting a conversion price (which could include a variable conversion price determined by reference to the prevailing market price on conversion subject to a minimum "floor" price) which will determine how many ordinary shares are issued on conversion or exchange of the CCSs if a Trigger Event occurred. In respect of any CCSs issued (or shares issued on conversion or exchange of CCSs) under the authorities in Resolutions 11 and 12, the conversion price on issue of the CCSs will not be less than £2.70, being the lowest trading price (recorded on 9 March 2009) of HSBC's ordinary shares over the last 10 years (and will be subject to typical adjustments for securities of this type). This represents a discount of approximately
40 per cent to the closing price on 4 March 2016, being the last practicable date prior to printing this document. Given that a Trigger Event is only likely to occur if the recovery action to prevent it has not been successful, the market price for ordinary shares at the time would be likely to be significantly lower than it is today. Accordingly, the conversion price set out in the terms of the CCSs on issue of the CCSs will most likely be at a significant discount to the market price of the shares at that time. Given the likely discount, the Directors consider it appropriate to use the 10 year historic low when considering the minimum price conversion.

How have you calculated the size of the authorities you are seeking?

The size of the authorities reflected in Resolutions 11 and 12 has been determined to provide flexibility to enable HSBC to optimise its capital structure in light of the regulatory capital requirements arising from the European Union legislation and PRA requirements. The authority sought is based on the Directors' assessment of the appropriate amount required to enable HSBC to hold the maximum amount of Additional Tier 1 Capital taking into account its expected risk weighted asset figures and applying the conversion price based on historic lows of HSBC's share price over the last 10 years referred to above. The intention is to give the Directors flexibility in managing HSBC's capital structure. For this reason, the resolutions give the Directors authority to set the specific terms of the CCSs after considering market practice and requirements at the time.

Waiver granted by the Hong Kong Stock Exchange

The Hong Kong Stock Exchange has granted the Company a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company is permitted to seek (and, if approved, to utilise) the authority under Resolutions 11 and 12 to issue CCSs (and to allot ordinary shares into which they may be converted or exchanged) in excess of the limit under the general mandate of 20 per cent of the Company's issued share capital (the "Mandate"). The waiver has been granted on terms that permit the Mandate, if approved, to continue in force until:

(i)    the conclusion of the first annual general meeting of the Company following the date on which the Mandate is approved (or the close of business on 30 June 2017, whichever is the earlier) at which time the Mandate shall lapse unless it is renewed, either unconditionally or subject to conditions; or

(ii)     such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

Appendix 2

Purchase of Ordinary Shares by the Company

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 10), which incorporates the Explanatory Statement required to be sent to shareholders in accordance with the Hong Kong Listing Rules as well as details of the conditional waiver granted by the Hong Kong Stock Exchange to enable the Company to hold in treasury any shares it may repurchase.

(a)
It is proposed that the Company be given authority to purchase up to 1,970,797,386 ordinary shares of US$0.50 each (which represent 10 per cent of the Ordinary Shares in issue on 4 March 2016, being the latest practicable date prior to the printing of this document). Purchases of shares would be at prices not below the nominal value of each Ordinary Share, US$0.50 (or the equivalent in the relevant currency in which the purchase is effected), and at not more than 105 per cent of the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the ordinary shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is the lower.

(b)
Te Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Company to purchase ordinary shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of ordinary shares should only be made if they consider that the purchase would operate for the benefit of the Company and shareholders taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Directors have no immediate plans to make any purchases under the proposed authority.

(c)
It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Articles of Association of the Company and the applicable laws of England and Wales.

(d)
The Directors would not make purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the ordinary shares in issue on 4 March 2016, being the latest practicable date prior to the printing of this document) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2015).

(e)
None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any close associates (as defined in the Hong Kong Listing Rules) of the Directors, has a present intention, in the event that Resolution 10 is approved by shareholders, to sell any ordinary shares to the Company. No core connected persons (as defined in the Hong Kong Listing Rules) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 10 is approved.

(f)
Under the provisions of the UK Companies Act 2006 the Company is permitted, following any repurchase of Ordinary Shares, to retain and hold such shares in treasury. While that Act does not impose a limit on the number of shares that a company can hold in treasury, UK investor protection guidelines and market practice in the United Kingdom is to limit the extent of any share purchase authority to 10 per cent of issued share capital, exclusive of treasury shares. On 19 December 2005, the Hong Kong Stock Exchange granted a conditional waiver to the Company to enable it to hold shares which it may repurchase in treasury (the "2005 Waiver"). The 2005 Waiver is subject to certain conditions, including compliance by the Company with all applicable laws and regulations in the United Kingdom in relation to the holding of shares in treasury. As part of the 2005 Waiver, the Company has agreed with the Hong Kong Stock Exchange a set of modifications to the Hong Kong Listing Rules necessary to enable the Company to hold treasury shares. The modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the modifications is available on the Company's website, www.hsbc.com, and the Hong Kong Stock Exchange's HKEx news website, www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR. In accordance with the terms of the 2005 Waiver, the Company has confirmed to the Hong Kong Stock Exchange that it will comply with the applicable law and regulation in the United Kingdom in relation to the holding of any shares in treasury and with the conditions of the 2005 Waiver in connection with any shares which it may hold in treasury.

(g)
The Directors have undertaken to the Hong Kong Stock Exchange that, if they exercise any power of the Company to make purchases pursuant to Resolution 10, they will do so in accordance with the Hong Kong Listing Rules (as modified in accordance with the terms of the 2005 Waiver to enable the Company to hold in treasury any shares it may repurchase) and the applicable laws of England and Wales.

(h)	The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 10, if approved.

(i)	The Company has not purchased any of its own shares whether on the Hong Kong Stock Exchange or otherwise in the six months prior to the date of this document.

(j)
The highest and lowest mid-market prices at which ordinary shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADSs"), have traded on the Hong Kong, London, New York, Paris and Bermuda Stock Exchanges during each of the twelve completed months prior to the printing of this document) were as follows:

		New York	NYSE Euronext
Hong Kong	London	Stock Exchange	Paris	Bermuda
Stock Exchange	Stock Exchange	(ADSs1 )	Stock Exchange	Stock Exchange
Lowest Highest	Lowest Highest	Lowest Highest	Lowest Highest	Lowest Highest
(HK$) (HK$)	(£) (£)	(US$) (US$)	(€) (€)	(BD$) (BD$)

March 2015                                   64.60        69.78                                                     5.60         5.86                                                41.56      44.87                                                7.87        8.05                                       8.28        8.98

April 2015                                      66.58        77.48                                                     5.79         6.49                                                42.94      50.18                                                7.94        9.08                                       8.58        9.98

May 2015                                       73.40       76.58                                                      6.14         6.46                                                47.42      49.46                                                8.49        8.84                                       9.48        9.88

June 2015                                       70.20       73.93                                                      5.70         6.25                                                44.83      47.88                                                8.16        8.70                                       8.98        9.58

July 2015                                        65.83       70.88                                                      5.59         5.87                                                42.53      45.62                                                7.76        8.41                                       8.58        9.13

August 2015                                  60.58       71.38                                                      4.88         5.95                                                38.40      46.18                                                6.85        8.50                                       7.73        9.28

September 2015                             57.08        62.18                                                     4.86         5.19                                                37.04      39.84                                                6.62        7.11                                       7.38        7.98

October 2015                                 59.40       63.28                                                      5.03         5.32                                                 38.16      40.81                                                6.80        7.21                                      7.63        8.13

November 2015                             60.23       62.95                                                      5.04         5.40                                                  38.95     40.34                                                7.04        7.70                                      7.73        8.13

December 2015                              58.90       62.98                                                      4.94         5.45                                                  37.87      40.67                                               6.91        7.66                                      7.58        8.13

January 2016                                  51.73       60.38                                                      4.66         5.23                                                  33.50      38.60                                               6.07        7.17                                      6.58        7.68

February 2016                                47.73       54.65                                                      4.20         4.84                                                  30.72      34.95                                               5.38        6.37                                      6.03        6.88

1        Each ADS represents five ordinary shares.

Appendix 3

Directors' interests in the ordinary shares and debentures of HSBC

Directors' interests in the ordinary shares and debentures of HSBC

According to the register of Directors' interests maintained by HSBC Holdings plc pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors had the following interests, all beneficial unless otherwise stated, in the shares and debentures of HSBC and its associated corporations on the latest practicable date prior to the printing of this document.

In this Appendix, all references to "beneficial owner" means a beneficial owner for the purposes of the Securities and
Futures Ordinance of Hong Kong.

HSBC Holdings plc Ordinary Shares	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests1
Phillip Ameen3	5,000	-	-	-	5,000
Kathleen Casey3	3,540	-	-	-	3,540
Laura Cha	5,200	-	-	-	5,200
Henri de Castries	15,000	-	-	-	15,000
Lord Evans of Weardale	7,416	-	-	-	7,416
Joachim Faber	45,778	-	-	-	45,778
Rona Fairhead	-	-	77,888	-	77,888
Douglas Flint	404,434	-	-	-	404,434
Stuart Gulliver	2,708,705	176,885	-	-	2,885,590
Sam Laidlaw	36,596	-	-	1,4162	38,012
Irene Lee	10,000	-	-	-	10,000
John Lipsky3	16,165	-	-	-	16,165
Rachel Lomax	18,900	-	-	-	18,900
Iain Mackay	248,095	-	-	-	248,095
Heidi Miller3	3,695	-	-	-	3,695
Marc Moses	643,392	-	-	-	643,392
Sir Simon Robertson	34,118	-	-	-	34,118
Jonathan Symonds	16,886	4,885	-	-	21,771
Pauline van der Meer Mohr	7,000	-	-	-	7,000
Paul Walsh	5,000	-	-	-	5,000

1
Executive Directors' other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings- related share option plans, and the HSBC Share Plan 2011 are set out in the Scheme interests in the Directors' Remuneration Report on pages 312 and 314 of the Annual Report & Accounts. At 4 March 2016, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans were: Douglas Flint - 404,434; Stuart Gulliver - 6,423,471; Iain Mackay - 1,806,940; and Marc Moses - 2,478,931. Each Director's total interests represents less than 0.04% of the shares in issue.

2        Non-beneficial.

3
Phillip Ameen has an interest in 1,000, Kathleen Casey has an interest in 708, John Lipsky has an interest in 3,233 and Heidi Miller has an interest in 739 listed American Depositary Shares ('ADS'), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.

How to send us a question you would like to have addressed at the AGM

AGM - 22 April 2016

If there is a question or questions you would like to have addressed at the AGM on 22 April 2016, please write your question(s) here and return this form as indicated below. Alternatively, please send your question by email to shareholderquestions@hsbc.com including your Shareholder Reference Number.

Question(s) ..........................................................................................................................................................

.............................................................................................................................................................................

.............................................................................................................................................................................

.............................................................................................................................................................................

.............................................................................................................................................................................

.............................................................................................................................................................................

We will endeavour to address any issues raised when the item of business to which the question relates is under consideration by the AGM. Any questions submitted that are not relevant to the business of the AGM will be forwarded for the attention of an executive or the registrar, as appropriate. These might include matters relating to a shareholder's bank account or affairs which are unlikely to be relevant to the business of the AGM.

Submitting a question in advance of the AGM does not affect your rights as a shareholder to attend and speak at the AGM.

Signed: Name:
Shareholder Reference Number:

Please return this form to the registrar:

Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 3BD, United Kingdom; Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183
Queen's Road East, Hong Kong SAR; or Investor Relations team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

Photography

Directors and Secretary by Charles Best except Laura Cha and Paul Walsh by Patrick Leung.

Printed by Park Communications Limited, London, on Revive 50 Silk paper using vegetable oil-based inks. Made in Italy, the paper comprises 50%

virgin fibre, 25% de-inked post-consumer waste and 25% pre-consumer waste. Pulps used are elemental chlorine-free.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 18 March 2016